-FOR IMMEDIATE RELEASE-
ELRON FILES PROXY STATEMENT IN CONNECTION WITH SPECIAL
GENERAL MEETING ON APRIL 22, 2009
Tel Aviv, Israel — March 24, 2009- Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that further to its announcement on March 18, 2009, it has filed with the U.S Securities and Exchange Commission and the Israel Securities Authority proxy materials in connection with its Special General Meeting of Shareholders to be held at 10:00 am, Israel time, on April 22, 2009, at the Company’s offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel Aviv, Israel.
The detailed notice and proxy statement is available as of today at no charge on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov and on the Israel Securities Authority’s website at http://www.magna.isa.gov.il, and shall be mailed to shareholders of record on or about March 26, 2009.
Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com
Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net
(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to various risks and uncertainties, including among others the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider)